Exhibit (a)(22)



















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                                                   Translation of Internet Page

                                                                        Summary



                         OFFER TO PURCHASE ENDESA SHARES



Duke Energy International LLC has stated its intent of purchasing 51% of the shares of Endesa S.A. With this purpose it has offered to purchase in Chile a total of 3,680,947,436 shares at a price of Ch$ 250 per share. This price is 19% higher than the price for the shares on March 1, 1999 and is 50% higher than the average price that the share had during the month of November 1998 before the intent of Duke to take of control was announced.

Duke Energy International is a subsidiary company of Duke Energy Corporation, a company with activities in more than 50 countries, in the areas of production, commercialization and transportation of energy. Its stock exchange value is 23,000 millions of dollars, with assets valued at 26,806 millions of dollars. In 1998 it obtained net profits equal to 1,252 millions of dollars.

Banchile has been the Stock Exchange Broker hired by Duke International to manage the commercial and operative aspects of the PSO, receiving the sales orders from the Chilean shareholders and carrying out to this effect the purchase of the shares through the auction on a stock exchange in Chile. The date of the auction shall be informed further on. Nevertheless, it is assumed that it would take place on the last days of April.

Reception of Sales Orders

The shareholders who wish to sell their Endesa shares in the aforementioned auction, must have previously signed a sales order.

The reception of sales orders is taking place as of March 4, 1999, and will end at 12 hours of the fifth stock exchange working day prior to the auction.

The sales order is revocable up to 18 hours of the second stock exchange working day prior to the auction.

Essential Conditions of the Offer

The offer is made under the condition that the next Extraordinary Shareholders Meeting of Endesa, to take place on April 8, approves the increase in the maximum ownership concentration level, which presently is fixed in 26% up to 65%.


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Also, the offer is subject to the condition that there be sales offers received in Chile for at least 3,680.9 million shares.

Prorate System

In the event that the total number of shares that are offered for sale at the auction is higher [than the number] offered to purchase, this [auction] shall be carried out at a prorate. This system guarantees fairness conditions for all shareholders, regardless of the total number of shares they may own.

More details on the transaction as well as other conditions for the auction to take place, are on the Notice of Purchase Offer of Shares of Empresa Nacional de Electricidad S.A. in Auction, published on the El Mercurio newspaper, on February 25, 1999 and which you can find on the internet page www.banchile.cl












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